LINUX GOLD CORP.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

Annual Meeting of Shareholders

INFORMATION CIRCULAR
(As at July 12th, 2004 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of LINUX GOLD CORP. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Monday, August 16, 2004 at 10:00 a.m. (Vancouver time). The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy and striking out the two printed names, or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Trust Company of Canada, at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is note required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)
more typically, by given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or if the Company is a corporation, by a duly authorized officer of attorney of the corporation, and deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given. Only registered shareholders have the right to revoke a proxy. Non-registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in favour for each resolution, in accordance with the notes to the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the

Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on July 12, 2004 as the record date (the "Record Date") for the determination of shareholders entitled to notice of the annual general meeting of shareholders. Only shareholders of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Of the Company's 200,000,000 authorized common shares, 60,283,413 common shares are issued and outstanding as fully paid and non-assessable.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on July 12, 2004 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	8,146,963(1)	13.5%

(1)
Of the 8,146,963 common shares owned by Susanne Robertson, 581,250 common shares are held directly and the balance of 7,565,713 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

As of July 12, 2004, the directors and senior officers as a group owned beneficially directly and indirectly, 9,598,201 common shares of the Company, representing 15.9% of the presently issued and outstanding common shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION
(Form 51-102F6)

Compensation of Executive Officers and Directors

In this section “Named Executive Officer” means each CEO, each CFO and each of the three most highly compensated executive officers, other than each CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

Executive compensation is required to be disclosed for each Named Executive Officer. The following table sets out all compensation paid to the CEO as well as the compensation paid for services in all capacities to the Company and its subsidiaries for each of the three most recently completed financial years ending February 28/29, 2004, 2003 and 2002 in respect of each of the individuals who were the Named Executive Officers. The Company does not have a pension plan.

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended February 29, 2004, and any compensation other than bonuses earned during the fiscal year ended February 28, 2003 the payment of which was deferred) paid to such Named Executive Officers by the Company and its subsidiaries for services rendered during the fiscal year ended February 29, 2004 was $30,000 ($30,000 in 2003). This was accrued as a management fee to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company. Other than as herein set forth, the Company did not pay any additional compensation to its Named Executive Officers (including perquisites and other personal benefits not offered on the same terms to all full time employees). Other than a directors’ fee of $12,000 paid or payable to the CEO of the Company, there was no other cash compensation paid to directors by the Company for services rendered in their capacities as directors for the year ended February 29, 2004.

SUMMARY COMPENSATION TABLE
NEO Name and Principal Position (a)	Year (b)	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Granted under Options/SARS(1) Granted # (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP (2) Payouts ($) (h)	All Other Compensation ($) (i)
John G. Robertson, CEO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	42,000(3) 42,000(3) 42,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Vandeberg, CFO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)
"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)
"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)
Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company and rent in the sum of $6,000 per annum. Additionally, a directors’ fee of $12,000 is payable, but has been accrued.

Incentive Plans

(a) Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b) Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of Linux Gold or any of its subsidiaries made during the financial year ended February 29, 2004, to each of the Named Executive Officer of Linux Gold. Options include all stock options, share purchase warrants and rights granted by the Issuer or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR’s).

Option/SAR Grants During the Most Recently Completed Financial Year

NEO Name (a)	Securities Under Option/SARS Granted (#) (b)	% of Total Options/SARS Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARS on the ($/Security) Date of Grant (e)	Expiration Date (f)
John G. Robertson, President, Director and CEO	nil	n/a (1)	n/a (1)	n/a (1)	n/a (1)
James Vandeberg CFO	nil	n/a (1)	n/a (1)	n/a (1)	n/a (1)

(1)	During the fiscal year ended February 29, 2004, 150,000 stock options were granted to consultants.

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

NEO Name (a)	Securities, Acquired on Exercise (#) (b)	Aggregate Value realized ($) (c)	Unexercised Options/SARs as FY-End (#) Exerciseable/Unexercisable (d)	Value of Unexercised in- the-money Options/SARs at FY-End ($) Exerciseable/Unexercisable
John G. Robertson, President, Director and CEO	n/a	n/a	n/a	n/a
James Vandeberg CFO	n/a	n/a	n/a	n/a

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Company’s stock option plan or otherwise during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Composition of Compensation Committee

At the present time the Issuer does not have a Compensation Committee. All decisions involving compensation issues are made by the Board of Directors of the Issuer.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, base their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.	level of services, expertise, business contacts and skills provided to the Company;
2.	degree of involvement and participation in the day to day operations of the Company;
3.	amount of finances available to the Company; and
4.	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Compensation of Directors

During the most recently completed financial year, the Company accrued, but did not pay, $12,000 cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”).

Securities Authorized For Issuance Under Equity Compensation Plans

The Company does not have any equity compensation plans.

MANAGEMENT CONTRACTS

During the last fiscal year of the Company, pursuant to the terms of a management services agreement the sum of $30,000 was paid or payable as a management fee and the sum of $6,000 was paid or payable as rent to SMR Investments Ltd. John G. Robertson, the President, CEO and Chairman of the Board and a director of the Company, is a director of SMR Investments Ltd.

There are no other management contracts in existence at this time which the Company is a party other than the Management Agreement mentioned above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, no informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction of the Company since the commencement of the Company’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends to date and does not intend to pay dividends in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Manning Elliott, Chartered Accountants, of Suite 1101, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Board of Directors recommends that you vote in favor of the proposals outlined in this Information Circular.

Financial Statements

The audited financial statements of the Company for the fiscal years ended February 29, 2004 and 2003 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the shareholders.

Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members re-appoint Manning Elliott, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting at a remuneration to be fixed by the directors of the Company.

Unless otherwise specified, the persons named in the enclosed form of proxy will vote for the appointment of Manning Elliott, Chartered Accountants, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until its successor is appointed and to authorize the directors to fix its remuneration.

ELECTION OF DIRECTORS

It is proposed that the following persons will be nominated at the Meeting. It is the intention of the management designees, if named as proxyholder, to vote for the election of said persons to the Board of Directors unless otherwise directed. Management recommends a vote “FOR” each of its nominees. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Name, Province (State) and Country of Residenct; and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (1)
John George Robertson Richmond, B.C. President, CEO and Chairman of the Board and Director of the Company since 1979; President of Reg Technologies since 1984; of SMR Investments Ltd. since 1979, of Rand Energy Group Inc. since 1993, of Access Information Services Inc. since 1993, President of Teryl Resources Corp., President of REGI U.S., Inc., President of IAS Communications, Inc., of Information- Highway.com, Inc. since 1995.	President, Chief Executive Officer, Chairman of the Board, Secretary and Director	March 5, 1979	1,309,656 common shares (directly) 8,482 common shares (indirectly)	2.2%
Jennifer Lorette * Richmond, B.C. Director and Vice President of Teryl Resources Corp. since 2001; Vice President of Administration and Secretary of Reg Technologies Inc. since 1994 and a director and Secretary of the Reg Technologies Inc. since 2001Vice President of REGI U.S., Inc. Secretary and director of Information Highway.com, Inc.; and Secretary of IAS Communications, Inc.	Director	November 2, 2000	108,100 common shares	0.2%
Susanne Robertson * Richmond, B.C. Businesswoman; Director of Teryl Resources Corp., Director of SMR Investments Ltd., and Director of Reg Technologies Inc.	Director	August 2001	581,250 common shares (directly) 7,565,713 common shares (indirectly)	13.5%
Monique Van Oord * North Vancouver, BC Director, Teryl Resources Corp.	Nominee	Nominee	25,000.04%

(*)	Audit Committee
(1)	Number of common shares beneficially owned by nominees (directly or indirectly, or over which control or direction is exercised) are based on information furnished to the Company by the nominees.

Transition Under Business Corporations Act (British Columbia)

Amendment of Notice of Articles

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”) , which is the statute that previously governed Linux Gold. Under the BCA, Linux Gold has two years within which to transition ("Transition") itself under the new statute. In accordance with the BCA, Linux Gold cannot amend its Articles or Notice of Articles until the Transition to the BCA is completed. The Board of Directors (the "Board") of Linux Gold approved the Transition of Linux Gold under the BCA on June 10, 2004. Linux Gold filed a transition application with the Registrar of Companies British Columbia and completed the Transition on June 11, 2004.

The Company is a “pre-existing company” under the BCA (that is, a company in existence at the time the BCA came into force).

Concurrent with the completion of the Transition, Linux Gold was required in accordance with the BCA to incorporate certain provisions known as the "Pre-Existing Company Provisions" (the "Pre-Existing Company Provisions") into its Notice of Articles, which replaced the existing Memorandum . The Pre-Existing Company Provisions provide Linux Gold with certain default provisions in case certain provisions which are required to be included in the Articles under the BCA are not included in Linux Gold’s Articles.

The Company, by approval of the Board of Directors, will take steps to bring its charter documents into conformity with the BCA and to that end will file its Notice of Articles with the Registrar of Companies (British Columbia). The Notice of Articles will contain basic information relating to the Company, including its name, the particulars of the directors and the authorized capital. This is required as a mandatory transition to the BCA.

Linux Gold intends to delete and replace its Articles in their entirety, as set out in this Management Proxy Circular. The New Articles, will among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions. In accordance with the BCA, Linux Gold cannot alter its Articles in relation to any matter that is included in the Pre-Existing Company Provisions until Linux Gold has removed the application of the Pre-Existing Company Provisions by special resolution of the shareholders of Linux Gold.

Accordingly, the shareholders of Linux Gold will be asked at the Meeting to pass a special resolution in the form set out in paragraph 2 of Schedule "A" attached hereto.

A special resolution is a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of Linux Gold, who being entitled to do so, vote in person or by proxy in respect to that resolution at the Meeting.

A copy of the current Notice of Articles of Linux Gold Corp. and the proposed Notice of Articles of Linux Gold will be available at the Meeting. Shareholders may obtain a copy of these documents in advance of the Meeting upon request to Linux Gold, 1103-11871 Horseshoe Way, Richmond, BC, V7A 5H5, to the attention President. Linux Gold’s fax number is (604) 278-3409.

Deletion of Pre-Existing Company Provisions

The regulations under the BCA effectively added certain provisions, called “Pre-Existing Company Provisions” or “PCPs”, to every Company’s Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution at least three-quarters of the votes cast by shareholders present in person or by proxy at the Meeting. This is the majority that was required under the Former Act. The BCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the Meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will henceforth require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

Accordingly, shareholders shall be asked to approve the special resolutions which are set out in Schedule “A”.

This amendment to the Notice of Articles shall take effect immediately on the date and time of the Notice of Alteration of the Notice of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Management of Linux Gold recommends that shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Adoption of New Articles

The Board has determined that it is in the best interests of Linux Gold to adopt new articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). The language used in the Existing Articles of Linux Gold is no longer appropriate and there are a number of references to provisions in the former Company Act (the “Former Act”) which no longer exists. The New Articles also incorporate many key provisions of the BCA that should reinforce the importance of certain sections of the BCA including disclosing conflicts of interest, indemnification, fiduciary duties and other obligations that are imposed on the Board.

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the BCA. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the BCA. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the BCA. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that Linux Gold cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, Linux Gold may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of Linux Gold (both present and future). However, under the BCA, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that Linux Gold also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of Linux Gold to allow for such a guarantee to permit Linux Gold the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of Linux Gold and its shareholders.

Directors Authority to Set Auditor’s Remuneration

Under the BCA, Linux Gold is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of Linux Gold. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of Linux Gold have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the BCA, Linux Gold is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. This threshold is consistent with the threshold in most other Canadian corporate law statutes such as the Canada Business Corporations Act.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of Linux Gold was 25%. Under the BCA Linux Gold is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that Linux Gold be permitted to pay or offer the commission or discount as permitted in the BCA. Management of Linux Gold believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of Linux Gold, Linux Gold is provided greater flexibility in possible future transactions.

The following are changes to the provisions contained in the BCA which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, Linux Gold was required to have a least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of Linux Gold. These were requirements under the Former Act. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions Linux Gold is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, Linux Gold was required to publish an advance notice of a general meeting of shareholders at which directors are to be elected in the manner required under the Former Act. Under the BCA, Linux Gold is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including Linux Gold, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of Linux Gold he or she holds. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of Linux Gold he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as Linux Gold, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of Linux Gold are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the BCA.

Indemnity Provision

Under the Former Act, Linux Gold could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for Linux Gold to indemnify directors, subject to the requirements of the Former Act. Under the BCA, Linux Gold is now permitted to indemnify a past or present director or officer of Linux Gold without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of Linux Gold. However, under the BCA, Linux Gold will be prohibited from paying an indemnity if:

(a)	the party did not act honestly and in good faith with a view to the best interests of Linux Gold;
(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and
(c)	the proceeding is brought against the party by Linux Gold or an associated corporation.

As a result, the New Articles propose to allow Linux Gold to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCA. Management believes that it is in the best interests of Linux Gold to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the BCA.

Authorized Share Capital

Under the Former Act, Linux Gold was required to set a maximum number for its authorized share capital and such number was required to be contained in its memorandum. Under the BCA there are no maximum number restrictions and, due to the elimination of the memorandum under the BCA, such authorized share capital must be contained in a company’s Notice of Articles.

Holding of Annual Meetings

Under the Former Act, annual meetings were required to be held within 13 months of the last annual meeting. The BCA allows for annual meetings to be held once in each calendar year and not more than 15 months after the last annual meeting and accordingly, Linux Gold’s New Articles reflect this provision.

Alterations to Constating Documents

In accordance with the BCA, the New Articles update the type of alterations that can be made to Linux Gold's constating documents, and disclose the type of resolution that is required to make such amendments.

Accordingly, the shareholders of Linux Gold will be asked at the Meeting to pass the following special resolution substantially in the form set out in paragraph 1 of Schedule "A" attached hereto.

A special resolution is a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of Linux Gold, who being entitled to do so, vote in person or by proxy in respect to that resolution at the Meeting. The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company’s records office.

A full copy of the New Articles will be available at the Meeting. Shareholders may obtain a copy of the New Articles in advance of the Meeting upon request to Linux Gold at 1103-11871 Horseshoe Way, Richmond, BC, to the attention President. Linux Gold’s fax number is (604) 278-3409.

Management of Linux Gold recommends that shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or senior officer of Linux Gold, proposed management nominee for election as a director of Linux Gold or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to Linux Gold or any of its subsidiaries at any time during Linux Gold’s last completed financial year, other than routine indebtedness.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below and elsewhere in this Management Proxy Circular and other than transactions carried out in the normal course of business of Linux Gold or any of its affiliates, none of the directors or senior officers of Linux Gold, a proposed management nominee for election as a director of Linux Gold, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of Linux Gold nor an associate or affiliate of any of the foregoing persons had since March 1, 2003 (the commencement of Linux Gold's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected Linux Gold or any of its subsidiaries or in any proposed transaction which has or would materially affect Linux Gold or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no director or senior officer nor any proposed nominee for election as a director of Linux Gold, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF OTHER MATTERS

Management of Linux Gold knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

AUDITORS’ CONSENT
LINUX GOLD CORP.

We have read the Management Proxy Circular of Linux Gold Corp. (“Linux Gold”) dated July 12, 2004 relating to the annual general meeting of the company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned circular of our audit report dated May 26, 2004 to the shareholders and board of directors of Linux Gold on the consolidated balance sheets of Linux Gold as at February 29, 2004 and February 28, 2003 and the statements of loss and deficit, and cash flows for the years ended February 29, 2004, and 2003.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

July 14, 2004

APPROVAL AND CERTIFICATION

The Board of Directors has approved the contents and the sending of this Circular and recommends that shareholders vote in favour of all proposed resolutions. Where information contained in this Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Richmond, British Columbia this 12th day of July, 2004

ON BEHALF OF THE BOARD OF DIRECTORS

By Order of the Board of
LINUX GOLD CORP.

“John G. Robertson”
JOHN ROBERTSON,
President, CEO and Chairman of the Board

SCHEDULE "A"
(to the Management Proxy Circular of Linux Gold Corp. dated July 12, 2004)

TEXT OF RESOLUTIONS

1. Amendment of Notice of Articles

"BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.
the Notice of Articles, once filed, be altered to remove the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia) and no longer apply to Linux Gold Corp. (“Linux”).

2.
the directors of Linux be authorized to instruct its agents, to be determined at the discretion of management, to file a Notice of Alteration to the Notice of Articles in the form presented to the Meeting reflecting the changes in paragraph 1 above effective as of the time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies;

3.
any director or officer of Linux Gold Corp., signing alone, be authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; including making any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment.

4.
the board of directors of Linux are hereby authorized to abandon the above described amendments without further approval, ratification or confirmation by the shareholders of Linux, and in such case, this special resolution shall be deemed to have been rescinded."

2. Adoption of New Articles

"BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.
the existing Articles of Linux Gold Corp. (“Linux”) be deleted in their entirety, and the form of Articles presented to the meeting of shareholders held on August 16, 2004 or any adjournment thereof, be adopted as the Articles of Linux in substitution for, and to the exclusion of the existing Articles of Linux;

2.
any director or officer of Linux, signing alone, be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and

3.
the board of directors of Linux are hereby authorized to abandon the above described amendments without further approval, ratification or confirmation by the shareholders of Linux, and in such case, this special resolution shall be deemed to have been rescinded."